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                           March 28, 2024

       Liu Xiaohua
       Chief Executive Officer
       Star Fashion Culture Holdings Limited
       12F, No. 611, Sishui Road
       Huli District, Xiamen
       People   s Republic of China

                                                        Re: Star Fashion
Culture Holdings Limited
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted March 21,
2024
                                                            CIK No. 0002003061

       Dear Liu Xiaohua:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       March 12, 2024 letter.

       Amendment No. 3 to Draft Registration Statement on Form F-1 submitted March 21, 2024

       Cover Page

   1. We note your response to prior comment 1, particularly your statement that "restriction and limitations by the
PRC government to transfer cash does not apply to Hong Kong
                                                        entities." Revise to
provide this disclosure on the cover page, and further acknowledge that such restrictions
and limitations by the PRC government could become applicable to
                                                        Hong Kong and Hong Kong
entities in the future, which may result in cash in the business in Hong Kong or a Hong
Kong entity being unavailable to fund operations or for other use outside of Hong Kong.
Make conforming revisions where this disclosure appears on pages
                                                        5 and 39.
 Liu Xiaohua
Star Fashion Culture Holdings Limited
March 28, 2024
Page 2

       Please contact Tony Watson at 202-551-3318 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any other questions.



                                                         Sincerely,
FirstName LastNameLiu Xiaohua
                                                         Division of
Corporation Finance
Comapany NameStar Fashion Culture Holdings Limited
                                                         Office of Trade &
Services
March 28, 2024 Page 2
cc:       Jeffrey Yeung
FirstName LastName